UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Ampco-Pittsburgh Corporation

(Exact name of registrant as specified in its charter)

Pennsylvania	001-00898	25-1117717
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

726 Bell Avenue, Suite 301, Carnegie, Pennsylvania		15106
(Address of principal executive office)		(Zip Code)

(412) 456-4400

Registrant’s telephone number, including area code

Maria Trainor

Vice President, General Counsel & Secretary

(412) 456-4470

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Item 1.01	Conflict Minerals Disclosure and Report

Introduction

This Specialized Disclosure Report on Form SD (this “Report”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for the reporting period from January 1, 2018 to December 31, 2018. This rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which gold, columbite-tantalite (coltan), cassiterite, wolframite, tantulum, tin and/or tungsten (collectively, the “Conflict Minerals”) are necessary to the functionality or production of such products.

Ampco-Pittsburgh Corporation (including its consolidated subsidiaries as the context may require, the “Corporation” or the “Registrant”) has determined that tin and tungsten (together, the “Identified Minerals”) were necessary to the functionality or production of one or more products manufactured by the Corporation or contracted by the Corporation to be manufactured (the “Covered Products”) during the period covered by this Report. As such, the Corporation has conducted in good faith a reasonable country of origin inquiry (an “RCOI”) to determine whether any of the Identified Minerals in the Covered Products (1) originated in the Democratic Republic of the Congo or any adjoining country (i.e., Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda or Zambia) (the “Covered Countries”) or (2) are from recycled or scrap sources.

As discussed more fully below, based on the Corporation’s RCOI, the Corporation has concluded that (a) it does not have any reason to believe that any of the Identified Minerals used in connection with the Covered Products may have originated in a Covered Country or (b) it has reason to believe that the Identified Minerals used in connection with the Covered Products may be from recycled or scrap sources.

The Corporation and its Business Segments

The Corporation was incorporated in Pennsylvania in 1929 and manufactures and sells highly engineered, high performance specialty metal products and customized equipment utilized by industry throughout the world. The Corporation classifies its business in two segments: Forged and Cast Engineered Products and Air and Liquid Processing.

Forged and Cast Engineered Products Segment

The Forged and Cast Engineered Products segment, consisting of Union Electric Steel Corporation and its direct and indirect subsidiaries (collectively, “UES”), has operations in the United States, England, Sweden, Slovenia and Canada and has an equity interest in three joint-venture companies in China. The companies comprising this segment produce ingot, forged products and cast products that service a wide variety of industries globally. The Forged and Cast Engineered Products segment specializes in the production of forged hardened steel rolls used mainly for cold rolling by producers of steel, aluminum and other metals and cast rolls for hot and cold strip mills, medium/heavy section mills and plate mills in a variety of iron and steel qualities. In addition, this segment produces ingot and open-die forged products which are used in the gas and oil industry and the aluminum and plastic extrusion industries.

Air and Liquid Processing Segment

The Air and Liquid Processing segment consists of Aerofin, Buffalo Air Handling and Buffalo Pumps, all divisions of Air & Liquid Systems Corporation, a wholly-owned subsidiary of the Corporation. This segment has operations in Virginia and New York, with headquarters in Carnegie, Pennsylvania, and distributes a significant portion of its products through a common independent group of sales offices located throughout the United States and Canada.

Aerofin produces custom-engineered finned tube heat exchange coils and related heat transfer products for a variety of industries including OEM/commercial, fossil fuel power generation, nuclear power generation and industrial manufacturing.

Buffalo Air Handling produces large custom-designed air handling systems for institutional markets (e.g., hospitals and universities), pharmaceutical markets and general industrial building markets.

Buffalo Pumps manufactures centrifugal pumps for the fossil fuel power generation, marine defense and industrial refrigeration industries.

Reasonable Country of Origin Inquiry

In accordance with the Exchange Act and the rules and regulations thereunder, the Corporation performed an assessment of its product line to examine which of the products manufactured by it or contracted to be manufactured by it contained one or more Conflict Minerals that were necessary for the functionality or production of such identified products. The Corporation concluded that certain of its products contained one or more of the Identified Minerals of tin and tungsten. Consequently, the Corporation conducted in good faith an RCOI with respect to the Identified Minerals in such Covered Products. The purpose of the RCOI was to determine whether any of such Identified Minerals (1) originated in a Covered Country or (2) are from recycled or scrap sources.

After identifying the Covered Products, the Corporation then identified which supplier may have provided materials included in the Covered Products that potentially contained any of the Identified Minerals. The Corporation contacted each of these suppliers and informed them of its obligations with respect to conducting an RCOI and filing this Report pursuant to the Exchange Act. The Corporation also provided each of these suppliers with the most recent due diligence template developed by the Electronic Industry Citizenship Coalition (the “EICC”) and the Global e-Sustainability Initiative (the “GeSI”), commonly referred to as the Conflict Mineral Report Template (the “CMRT”).

The Corporation uses a network of suppliers from numerous countries across multiple continents. The materials sourced from the Corporation’s suppliers are not purchased directly from the smelters where they originated. As such, the Corporation relies on information provided by its suppliers who are, in many cases, themselves sometimes several tiers separated from the smelter at which the original minerals were smelted. The Corporation’s suppliers (many of whom are not subject to the reporting requirements of the Exchange Act) rely on their own suppliers to provide them with information regarding the materials that they source, or they may purchase the materials on the secondary market from recycled or scrap sources.

Once the information was received from suppliers, the Corporation compiled all of the CMRTs and analyzed them individually and compared the smelters and refiners identified in the CMRT supply-chain survey against the list of smelter facilities which have been identified as “conflict free” by programs such as the Conflict-Free Smelter Program of the EICC/GeSI Conflict-Free Sourcing Initiative (the “CFSI”).

Results of the Corporation’s Good Faith RCOI and Due Diligence Process

Suppliers & Smelters

In connection with the Corporation’s use of tin and tungsten in Covered Products, a total of 22 suppliers were identified through the Corporation’s due diligence process:

•	12 suppliers of tungsten to UES;

•	2 suppliers of tin and 1 supplier of tungsten and tin to Aerofin;

•	1 supplier of tungsten to Buffalo Air Handling; and

•	10 suppliers of tin to Buffalo Pumps.

Each of these suppliers reported to the Corporation that the supplied Identified Minerals were (1) not sourced from a Covered Country or (2) originated from recycled or scrap sources.

Despite the Corporation’s best efforts to follow up with certain suppliers, the Corporation did not receive complete and thorough responses from all of them. There are numerous reasons for the Corporation’s inability to receive complete responsiveness from its suppliers and to identify the full supply chain or originating smelter:

•	the Corporation is wholly dependent on information received from its direct suppliers to conduct its good faith RCOI process;

•	many suppliers are not subject to the reporting requirements of the Exchange Act;

•

the Corporation’s suppliers operate with varying levels of sophistication and contact with the parties necessary to provide accurate information regarding the smelter name and location for all of the Identified Minerals; and

•	it is difficult to require cooperation from suppliers who are, in some cases, multiple tiers away from the smelter of the Identified Minerals.

As a result, the Corporation has not been able to identify all of the smelters from which its suppliers sourced the Identified Minerals (other than those identified as from recycled or scrap sources). For the Identified Minerals for which the Corporation was able to identify information about the smelter through the relevant supplier, the name and location of that smelter is indicated in the tables below. Because this information is provided by the Corporation’s suppliers, the Corporation cannot be certain that these smelters were in fact in the Corporation’s supply chain.

The Corporation has noted that each of the smelters identified below, other than those marked with an asterisk (the “Identified Smelters”), is currently on the conflict-free smelters list published by the CFSI. In addition, each of the Corporation’s suppliers of Identified Minerals sourced from the Identified Smelters has indicated to the Corporation that the applicable Identified Smelter does not source the Identified Mineral from any Covered Country.

1.	The following smelters were responsible for the tungsten sourced by suppliers of UES:

Smelter Name	Location of Smelter
Asia Tungsten Products Vietnam Ltd.	Vietnam
Chongyi Zhangyuan Tungsten Co., Ltd.	China
Fujian Jinxin Tungsten Co., Ltd	China
Ganzhou Huaxing Tungsten Products Co., Ltd.	China
Ganzhou Jiangwu Ferrotungsten Co., Ltd.	China
Ganzhou Seadragon W & Mo Co., Ltd.	China
Guangdong Xianglu Tungsten Co., Ltd.	China
Hunan Chuangda Vanadium Tungsten Co., Ltd.	China
Jiangxi Minmetals Gao’an Non-Ferrous Metals Co., Ltd.	China
Jiangxi Xinsheng Tungsten Industry Co., Ltd.	China
Tejing (Vietnam) Tungsten Co., Ltd.	Vietnam
Vietnam Youngsun Tungsten Industry Co., Ltd.	Vietnam
Xiamen Tungsten Co., Ltd.	China
Xinhai Rendan Shaoguan Tungsten Co., Ltd.	China

2.	The following smelters were responsible for the tin sourced by suppliers of Aerofin:

Smelter Name	Location of Smelter
Alpha	United States of America
An Thai Minerals Co., Ltd.	Vietnam
An Vinh Joint Stock Mineral Processing Company	Vietnam
Chenzou Yunxiang Mining and Metallurgy Co., Ltd.	China
Chifeng Dajingzi Tin Industry Co., Ltd.	China
China Tin Group Co., Ltd.	China
China Yunnan Tin Co Ltd.	China
CNMC (Guangxi) PGMA Co., Ltd.	China
Cooperativa Metalurgica de Rondônia Ltda.	Brazil
CV Ayi Jaya	Indonesia
CV Dua Sekawan	Indonesia
CV Gita Pesona	Indonesia
CV Tiga Sekawan	Indonesia
CV United Smelting	Indonesia
CV Venus Inti Perkasa	Indonesia
Dowa	Japan
Electro-Mechanical Facility of the Cao Bang Minerals & Metallurgy Joint Stock Company	Vietnam
Elmet SMU	Spain
EM Vinto	Bolivia
Estanho de Rondonia S.A.	Brazil
Fenix Metals	Poland
Gejiu Fengming Metallurgy Chemical Plant	China
Gejiu Jinye Mineral Company	China
Gejiu Kai Meng Industry and Trade LLC	China
Gejiu Non-Ferrous Metal Processing Co., Ltd.	China
Gejiu Yunxin Nonferrous Electrolysis Co., Ltd.	China
Gejiu Zili Mining And Metallurgy Co., Ltd.	China
Guangdong Hanhe Non-Ferrous Metal Co., Ltd.	China
HuiChang Hill Tin Industry Co., Ltd.	China
Huichang Jinshunda Tin Co., Ltd.	China
Jiangxi Ketai Advanced Material Co., Ltd.	China
Jiangxi Nanshan	China
Jiangxi New Nanshan Technology Ltd.	China
Magnu’s Minerais Metais e Ligas Ltda.	Brazil
Malaysia Smelting Corporation (MSC)	Malaysia
Melt Metals e Lingas S.A.	Brazil
Metallic Resources Inc.	United States of America
Metallo Belgium N.V.	Belgium
Metallo Spain S.L.U.	Spain
Mineração Taboca S.A.	Brazil
Minsur	Peru
Mitsubishi Materials Corporation	Japan
Modeltech Sdn Bhd	Malaysia
Nghe Tinh Non-Ferrous Metals Joint Stock Company	Vietnam
O.M. Manufacturing (Thailand) Co., Ltd.	Thailand
O.M. Manufacturing Philippines, Inc.	Philippines

Smelter Name	Location of Smelter
Operaciones Metallurgica S.A.	Bolivia
PT Aries Kencana Sejahtera	Indonesia
PT Artha Cipta Langgeng	Indonesia
PT ATD Makmur Mandiri Jaya	Indonesia
PT Babel Inti Perkasa	Indonesia
PT Banka Prima Tin	Indonesia
PT Bangka Serumpun	Indonesia
PT Bangka Tin Industry	Indonesia
PT Belitung Industri Sejahtera	Indonesia
PT Bukit Timah	Indonesia
PT Cipta Persada Mulia	Indonesia
PT DS Jaya Abadi	Indonesia
PT Enuindo Usaha Mandiri	Indonesia
PT Inti Stania Prima	Indonesia
PT Justindo	Indonesia
PT Karimun Mining	Indonesia
PT Kijang Jaya Mandiri	Indonesia
PT Lautan Harmonis Sejahtera	Indonesia
PT Menara Cipta Mulia	Indonesia
PT Mitra Stania Prima	Indonesia
PT Panca Mega Persada	Indonesia
PT Premium Tin Indonesia	Indonesia
PT Prima Timah Utarna	Indonesia
PT Refined Banka Tin	Indonesia
PT Sariwiguna Binasentosa	Indonesia
PT Stanindo Inti Perkasa	Indonesia
PT Sukses Inti Makmur	Indonesia
PT Sumber Jaya Indah	Indonesia
PT Timah (Persero) Tbk Kundur	Indonesia
PT Timah (Persero) Tbk Mentok	Indonesia
PT Tinindo Inter Nusa	Indonesia
PT Tommy Utama	Indonesia
Resind Industria e Comercio Ltda.	Brazil
Rui Da Hung	Taiwan
Soft Metals Ltda.	Brazil
Thaisarco	Thailand
Toboca/ Paranapenema	Brazil
VOB Mineral and Trading Group JSC	Vietnam
White Solder Metalurgia e Mineração Ltda.	Brazil

3.	The following smelters were responsible for the tungsten sourced by suppliers of Aerofin:

Smelter Name	Location of Smelter
A.L.M.T. TUNGSTEN Corp.	Japan
ACL Metais Eireli	Brazil
Asia Tungsten Products Vietnam Ltd.	Vietnam
Chenzhou Diamond Tungsten Products Co., Ltd.	China
Chongyi Zhangyuan Tungsten Co., Ltd.	China
Fujian Jinxin Tungsten Co., Ltd.	China
Ganzhou Haichuang Tungsten Co., Ltd.	China
Ganzhou Huaxing Tungsten Products Co., Ltd.	China
Ganzhou Jiangwu Ferrotungsten Co., Ltd.	China
Ganzhou Seadragon W & Mo Co., Ltd.	China
Ganzhou Yatai Tungsten Co., Ltd.	China
Global Tungsten & Powders Corp.	United States of America
Guangdong Xianglu Tungsten Co., Ltd.	China

Smelter Name	Location of Smelter
H.C. Starck Smelting GmbH & Co. KG	Germany
H.C. Starck Tungsten GmbH	Germany
Hunan Chenzhou Mining Co., Ltd.	China
Hunan Chuangda Vanadium Tungsten Co., Ltd. Wuji	China
Hunan Chunchang Nonferrous Metals Co., Ltd.	China
Hunan Litian Tungsten Industry Co., Ltd.	China
Hydrometallurg, JSC	Russia
Japan New Metals Co., Ltd.	Japan
Jiangwu H.C. Starck Tungsten Products Co., Ltd.	China
Jiangxi Dayu Longxintai Tungsten Co., Ltd.	China
Jiangxi Gan Bei Tungsten Co., Ltd.	China
Jiangxi Minmetals Gao’an Non-ferrous Metals Co., Ltd.	China
Jiangxi Tonggu Non-ferrous Metallurgical & Chemical Co., Ltd.	China
Jiangxi Xinsheng Tungsten Industry Co., Ltd.	China
Jiangxi Xiushui Xianggan Nonferrous Metals Co., Ltd.	China
Jiangxi Yaosheng Tungsten Co., Ltd.	China
Kennametal Fallon	Belgium
Kennametal Huntsville	Vietnam
Malipo Haiyu Tungsten Co., Ltd.	China
Moliren Ltd.	Russia
Niagara Refining LLC	United States of America
Nui Phao H.C. Starck Tungsten Chemicals Manufacturing LLC	Brazil
Philippine Chuangxin Industrial Co., Inc.	Philippines
South-East Nonferrous Metal Company Limited of Hengyang City	China
Tejing (Vietnam) Tungsten Co., Ltd.	Vietnam
Unecha Refractory metals plant	Russia
Vietnam Youngsun Tungsten Industry Co., Ltd.	Vietnam
Wolfram Bergbau und Hütten AG	Austria
Woltech Korea Co., Ltd.	Republic of Korea
Xiamen Tungsten (H.C.) Co., Ltd.	China
Xiamen Tungsten Co., Ltd.	China
Xinfeng Huarui Tungsten & Molybdenum New Material Co., Ltd.	China
Xinhai Rendan Shaoguan Tungsten Co., Ltd.	China

4.	The following smelters were responsible for the tungsten sourced by suppliers of Buffalo Air Handling:

Smelter Name	Location of Smelter
Chongyi Zhangyuan Tungsten Co., Ltd	China
Ganzhou Huaxing Tungsten Products Co., Ltd.	China
Jiangxi Gan Bei Tungsten Products Co., Ltd.	China
Wolfram Bergbau und Hutten AG	Austria
Xiamen Tungsten Co., Ltd.	China

5.	The following smelters were responsible for the tin sourced by suppliers of Buffalo Pumps:

Smelter Name	Location of Smelter
Alpha	United States of America
CNMC (Guangxi) PGMA Co., Ltd.	China
Cooperativa Metalurgica de Rondônia Ltda.	Brazil
CV Ayi Jaya	Indonesia
CV Dua Sekawan	Indonesia
CV Tiga Sekawan	Indonesia
CV United Smelting	Indonesia

Smelter Name	Location of Smelter
CV Venus Inti Perkasa	Indonesia
EM Vinto	Bolivia
Fenix Metals	Poland
Gejiu Non-Ferrous Metal Processing Co., Ltd.	China
Gejiu Zili Mining and Metallurgy Co., Ltd.*	China
Guangdong Hanhe Non-Ferrous Metal Co., Ltd	China
Huichang Jinshunda Tin Co., Ltd	China
Jiangxi New Nanshan Technology Ltd.	China
Kai Unita Trade Limited Liability Company	China
Malaysia Smelting Corporation (MSC)	Malaysia
Metallo Belgium N.V.	Belgium
Mineração Taboca S.A.	Brazil
Minsur	Peru
Operaciones Metalurgical S.A.	Bolivia
PT Artha Cipta Langgeng	Indonesia
PT ATD Makmur Mandiri Jaya	Indonesia
PT Babel Inti Perkasa	Indonesia
PT Bangka Prima Tin	Indonesia
PT Bangka Timah Utama Sejahtera*	Indonesia
PT Banka Tin Industry	Indonesia
PT Belitung Industri Sejahtera	Indonesia
PT Bukit Timah	Indonesia
PT DS Jaya Abadi	Indonesia
PT Eunindo Usaha Mandiri	Indonesia
PT Inti Stania Prima	Indonesia
PT Lautan Harmonis Sejahtera	Indonesia
PT Menara Cipta Mulia	Indonesia
PT Mitra Stania Prima	Indonesia
PT Prima Timah Utama	Indonesia
PT Refined Bangka Tin	Indonesia
PT Sariwiguna Binasentosa	Indonesia
PT Stanindo Inti Perkasa	Indonesia
PT Sukses Inti Makmur	Indonesia
PT Timah (Persero) Tbk Kundur	Indonesia
PT Timah (Persero) Tbk Mentok	Indonesia
PT Tinindo Inter Nusa	Indonesia
PT Tommy Utama	Indonesia
Rui Da Hung	Taiwan
Soft Metais Ltda.	Brazil
Taboca/Paranapenema	Brazil
Thaisarco	Thailand
Unit Timah Kundur PT Tambang	Indonesia
White Solder Metalurgia e Mineração Ltda.	Brazil
Yunnan Tin Company Limited	China

Conclusion

Based on the information obtained pursuant to the good faith RCOI and due diligence processes described above, the Corporation has concluded that:

•	it does not have any reason to believe that any of the Identified Minerals used in connection with the Covered Products may have originated in a Covered Country; or

•	it has reason to believe that the Identified Minerals used in connection with the Covered Products may be from recycled or scrap sources.

Website Disclosure

This Report, including this Conflict Minerals Disclosure, is available at the Corporation’s website at www.ampcopittsburgh.com. The information on, or otherwise available through, the Corporation’s website is not part of this Report.

Forward-Looking Statements

This Report includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve various risks and uncertainties. All statements in this Report other than statements of historical fact are statements that are, or could be, deemed forward-looking statements within the meaning of such Act. Words such as “may,” “intend,” “will,” “believe” and “expect,” and other terms of similar meaning that indicate future events and trends are also generally intended to identify forward-looking statements. Forward-looking statements are not guarantees of future performance. Except as required by applicable law, the Corporation assumes no obligation, and disclaims any obligation, to update forward-looking statements whether as a result of new information, events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AMPCO-PITTSBURGH CORPORATION

By:	/s/ Maria Trainor

Name:	Maria Trainor
Title:	Vice President, General Counsel & Secretary

Dated: May 23, 2019